

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 1, 2007

Mr. Steven W. Sinclair
Senior Vice President
ARC Energy Trust
2100, 440 2nd Avenue S.W.
Calgary, Alberta, Canada T2P 5E9

> **Re:** **ARC Energy Trust**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 333-06184**

Dear Mr. Sinclair:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for Fiscal Year Ended December 31, 2005

Exhibit 99.3

Management's Discussion and Analysis

1.   We note that you report several non-GAAP measures in MD&A and Note 17.
        These include the measures you label as "cash distributions," "cash distributions
        per unit," and "accumulated cash distributions," as you indicate that each reflects
        both cash and non-cash elements; and the measures you label as "cash flow from
        operations" and "cash flow from operating activities after the above adjustments,"
        which are not true measures of cash flow because you exclude the changes in
        working capital accounts which are necessary to measure actual receipts and
        disbursements, as well as the expenditures on site reclamation that are otherwise
        considered to be operating expenditures. We do not find your labeling of these
        measures to be representationally faithful or sufficiently descriptive to distinguish
        them from measures calculated in accordance with GAAP. Given the emphasis
        you have placed on these non-GAAP measures in MD&A, including extensive
        disclosures without clarifying or cautionary language, further disclosure may be
        necessary to comply with General Instruction D(5) to Form 40-F.

        Although you may have contractually defined certain measures for purposes of
        determining distributions, ideally you would revise all labeling of these measures
        to utilize language that is sufficiently descriptive to avoid any possible confusion
        of the metrics with measures calculated in accordance with GAAP. However, if
        you explain why you would not make these revisions to comply with the guidance
        in CSA Staff Notice 52-306, and are of the view that such changes are not
        presently feasible, you may instead add prominent cautionary disclosure in the
        forepart of your document and in Note 22, advising readers that you have used
        language, such as cash distributions and cash flow from operations, to describe
        measures that are not true measures of the cash activity indicated by this labeling,
        clarifying that such measures are not computed in accordance with GAAP. Under
        these circumstances, please also compile and disclose a listing, identifying the
        location of all similarly titled measures that appear in your filing, that provides
        readers with a means of determining whether a particular disclosure is referencing
        a GAAP or non-GAAP measure.

        Further to the above, since you have not provided equal emphasis in your
        disclosures on the corresponding GAAP-based measures, whether aggregates,
        percentages or per unit metrics, disclose the reasons you do not consider such
        information to be meaningful or necessary to comply with CSA Staff Notice 52-
        306, if that is your view.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief